Richard E. Baltz Richard.Baltz@aporter.com +1 202.942.5124 +1 202.942.5999 Fax 555 Twelfth Street, NW Washington, DC 20004-1206

September 4, 2013

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	MacroGenics, Inc.
Registration Statement on Form S-1
Confidentially Submitted August 2, 2013
File No. 377-00268

Ladies and Gentlemen:

On behalf of MacroGenics, Inc. (the “Company”), set forth below is the Company’s response to the comment letter dated August 28, 2013 provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company regarding the Company’s Confidential Draft Registration Statement on Form S-1 (File No. 377-00268) (the “Draft Registration Statement”) and the prospectus included therein (the “Prospectus”).

We also describe below the changes that we have made in response to the Staff’s comments in the Registration Statement on Form S-1 (the “Registration Statement”) that the Company filed on September 4, 2013. For your convenience, the Staff’s comments are numbered and presented in italicized text below, and each comment is followed by the Company’s proposed response. The Company will also provide the Staff courtesy copies of the Registration Statement as-filed and marked to reflect the changes from the Draft Registration Statement.

As noted below, the Company will, in connection with this letter, submit to the Staff under separate cover certain supplemental materials. The Company respectfully requests that, upon the completion of the Staff’s review of the supplemental materials, the Staff return the supplemental materials pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), to Richard E. Baltz, Arnold & Porter LLP, 555 12th Street NW, Washington, DC 20004.

September 4, 2013

On behalf of the Company, we advise you as follows:

General

1. Please update your financial statements pursuant to Item 3-12 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has updated the financial statements in the registration statement to a date within the age requirements of Item 3-12 of Regulation S-X.

2. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response: The Company acknowledges the Staff’s comment and will provide all exhibits as soon as practicable.

3. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company does not currently intend to include any additional graphics at this time other than those graphics included in the Registration Statement. If the Company determines to include any other graphic in the prospectus, prior to its use the Company will promptly provide such material to the Staff on a supplemental basis. The Company acknowledges that the Staff may have additional comments regarding this material.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

September 4, 2013

Response: In response to the Staff’s request, the Company has provided to the Staff on a supplemental basis all of the written materials that were presented to potential investors in reliance on Section 5(d) of the Securities Act. Such materials were only made available for viewing by such investors during the Company’s presentation. To the Company’s knowledge, no research reports about the Company were published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or, to the Company’s knowledge, will participate in the offering.

5. We will deliver comments to your confidential treatment request under separate cover.

Response: The Company acknowledges the Staff’s comment.

Prospectus Summary

Our Product Candidates, page 2

6. In the table on this page and on page 61, you include Teplizumab as a Phase 2 product candidate, although you are currently not actively developing it, the collaboration agreement relating to it has been terminated, and no proceeds from this offering will go to fund its development. In light of these facts, please remove Teplizumab from the table describing your pipeline products, or alternately, please advise us as to your basis for including it.

Response: Since the Company’s original submission, additional clinical data collected in an investigator sponsored trial and published in Diabetes indicated a clinical response in pediatric patients treated with teplizumab, and particularly within a subpopulation of these patients who had the most marked favorable response to treatment. As a result, the Company now is investigating the possibility of conducting another Phase 3 trial in this defined population with a partner, and plans to discuss the design with the FDA and potential new partners. Furthermore, the Phase 2 clinical trial, called “At Risk” and discussed in the Registration Statement, continues to recruit new patients who are at risk for developing diabetes. The Company along with TrialNet (an international network of researchers exploring ways to address Type 1 diabetes funded by the National Institute of Health, Juvenile Diabetes Research Foundation and the

September 4, 2013

American Diabetes Association) will be engaging regulatory agencies in Canada and Europe to expand participation in this trial outside of the United States. Based on the outcome of these discussions and analysis, the Company may elect in the future to use some of the proceeds of this offering, which are currently allocated to general corporate use, to further research and development of teplizumab. Although the Company cannot estimate how much, if any, of the proceeds will be so allocated, it has removed disclosure indicating that no proceeds of the offering will be used for further development of teplizumab. In light of these developments, the Company believes that teplizumab remains an active product candidate in the Company’s product pipeline, and illustrates it as such in the product pipeline chart in the Registration Statement.

Our Collaboration, pages 3-4

7. We note your disclosure in this section relating to collaboration agreements with Gilead, Boehringer, and Pfizer relating to unspecified DART products. Given that no product candidates have yet been identified under these agreements and given that future payments depend mostly on remote contingencies, please remove references to royalties and total potential grant fees and milestone payments from the descriptions in the prospectus summary. The more detailed descriptions of these agreements are better suited to the body of the prospectus, as they currently appear on pages 62-63.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Registration Statement.

Risk Factors

“We are an ‘emerging growth company’ and as a result…,” page 32

8. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please state your election under Section 107(b) of the Act:

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

September 4, 2013

Response: The Company has elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act and understands that this election is irrevocable. The Company has added disclosure on pages 40, 69 and 70 of the Registration Statement to reflect this election.

Use of Proceeds, page 36

9. Please provide disclosure as to the amount of proceeds that you expect to devote to each of any of the six clinical trials that are currently ongoing or will begin by 2015. Additionally, to the extent that you may finance any of these trials with the proceeds, please disclose whether you expect the application of such proceeds to enable you to complete the trial. If not, please disclose what the application of these proceeds will allow you to accomplish as to each such partially funded trial.

Response: The Company believes that the current disclosure is the most accurate representation of its current plans for the use of proceeds. Margetuximab and MGA271 are the Company’s two lead product candidates, and the current disclosure reflects that the proceeds of this offering will be prioritized to fund clinical development of those two product candidates. Management and the board of directors have yet to decide how the Company will allocate proceeds from this offering and the Company’s other financial resources among the remaining product candidates, MGD006, MGD007 and MGD010. Moreover, the Company is not substantially dependent on this offering to continue development of its product candidates. The Company estimates that its current cash and cash equivalents, together with the development milestones and opt-in payments that it expects to receive from its collaborators through 2015, could fund nearly all of the estimated costs of all of its potential clinical trials through 2016 without the proceeds of this offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Stock-Based Compensation, page 50

September 4, 2013

10. We have reviewed your stock-based compensation disclosures and have the following comments:

Please tell us and disclose how you determined the cost of capital used for the issuances in January 2011. Tell us the source used to determine this rate.

Response: The Company performed a valuation of various classes of its equity in accordance with the AICPA Practice Aid Valuation of Privately Held Company Securities Issued as Compensation (the Practice Aid). The cost of capital utilized was 14.71%. The Company’s capital structure did not contain any debt; therefore the weighted average cost of capital did not contain a cost of debt. We noted that the capital structure of 100% equity and 0% debt was comparable to the median capital structure of the guideline public companies of 99.6% equity and 0.4% debt. The Company determined the cost of capital utilizing the following inputs:

•	The yield on a 20-year Treasury Bond of 4.13% that was derived from the U.S. Federal Reserve website;

•	A market risk premium of 5.18% based upon Morningstar’s publication “Stocks, Bonds, Bills, and Inflation: Valuation Edition 2010 Yearbook”;

•	An unlevered beta of 1.00 based upon an analysis of betas of publicly-traded guideline companies, debt-to-equity ratios and tax rates; and

•

A small stock premium of 5.4% based upon stocks in the 10th decile, including companies with market capitalizations ranging from $1.0 million to $214.1 million from Morningstar’s publication “Stocks, Bonds, Bills and Inflation: Valuation Edition 2010 Yearbook.”

You indicate that the fair value of the stock option grants remained the same from January 2012 to November 2012. Please tell us why the agreement with Servier in which you received a $20 million option grant fee and eligibility for up to $1 billion in additional revenues did not have an impact on the fair value of the common stock.

Response: The great majority of the Company’s stock options are issued in January of each year. Therefore, it has historically been the Company’s practice to perform a valuation at each calendar year end. However, at each option grant during the calendar year, management and the board of directors considered events and circumstances most likely to affect the fair value of the Company’s common stock.

September 4, 2013

While the Servier DART agreement was signed in September 2012, the Company determined that the agreement would not have a significant impact on its future cash flows due to the uncertainty of Servier’s license opt-in along with the future risk of development success for each of the underlying programs. The upfront payment of $20 million did not materially affect the Company’s business enterprise value (and ultimately the fair value of the common stock) as cash balances throughout 2012 had been reduced as a result of on-going operations throughout the year. Additionally, as of December 31, 2012, although the Company was eligible under the agreement for up to $1 billion in additional revenues under this agreement, there was a high uncertainty as to whether Servier would opt-in to any of the programs under the agreement and if exercised, the timing of such payments would be stretched many years out, such that when discounted, did not alter the fair value of the common stock.

Similarly, you signed an agreement with Gilead in January 2013. Please tell us why this did not have an impact on the fair value of the stock option grants from January 2013 to March 2013.

Response: The agreement with Gilead was executed on January 3, 2013, with most of the agreement contemplated before December 31, 2012. Because of the close proximity of execution of the Gilead agreement to December 31, 2012, the Company included the probabilities of clinical achievement and various payments (milestones and royalties) under the Gilead agreement within its December 31, 2012 valuation. The probability of clinical development success and the payments to be received in the future were discounted to the valuation date, which did not result in a significant change in the fair value of the Company’s common stock. The Company received $7.5 million in upfront consideration that did not materially affect the Company’s cash balances as of the March 31, 2013 valuation date.

For the December 31, 2012 and March 31, 2013 valuations you state that you used the PWERM method to determine the valuation of your common stock. The PWERM method is normally used to allocate the value of the company between common stock, preferred stock, etc. Please clarify what method you used to determine the value of the company as a whole.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 66 and 67 of the Registration Statement.

September 4, 2013

Please further clarify why the fair value of the common stock increased from $0.08 at March 8th , 2013 to $0.14 at March 31, 2013.

Response: The options issued on March 8, 2013 were issued at an exercise price of $0.08 and the estimated fair value of the Company’s common stock was also determined to be $0.08, representing the value of common stock calculated when performing its valuation as of December 31, 2012. At the time of the board of directors meeting held on March 8, 2013, only a few biotechnology companies had successfully completed initial public offerings (“IPOs”) in 2013 (notably, Stemline Therapeutics and KaloBios Pharmaceuticals) and the view of our board of directors was that the Company would not yet commence an IPO. However, two additional companies in the biotechnology industry completed their IPOs between March 8 and March 31 (Tetraphase Pharmaceuticals and Enanta Pharmaceuticals, which priced in its filing range and traded at a premium to its offering price as of March 31, 2013). Although the Company’s board of directors had still not formally approved an initial public offering, as of March 31, 2013, the Company believed that there was a slightly higher likelihood (35% at December 31, 2012 vs. 40% at March 31, 2013) of pursuing an IPO by the first quarter of 2014, and therefore increased the probabilities of those scenarios. Combined with a higher likelihood of pursuing an IPO, the higher market values of the companies that completed these IPOs caused the fair value of the Company’s common stock to increase from $0.08 to $0.14. As a result, the likelihood of remaining private decreased.

Please update the stock option table on page 52 through the date of effectiveness of your registration statement. Also, please disclose in the filing any new equity issuances such as preferred stock, warrants, etc. through the date of effectiveness.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the table on page 65 through the date of the Registration Statement. The Company will continually update this table until the effective date of the registration statement.

Please note we may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of the most recent issuance.

September 4, 2013

Response: The Company acknowledges the Staff’s comment and in response the Company has revised the disclosure on page 69 of the Registration Statement.

Cash Flows

Operating Activities, page 57

11. Please revise your disclosure to discuss the reasons for the material change in your accounts payable.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 73 of the Registration Statement. The change in accounts payable is due to decreased spending on clinical trials. Specifically, the Company ceased enrollment of the teplizumab Phase 3 trial in late 2011. While the Company did continue to incur costs under this trial, it was no longer enrolling new patients and the costs significantly decreased from the prior year.

Liquidity and Capital Resources

Contractual Obligations and Contingent Liabilities, page 58

12. Please provide a discussion here of the potential payment and consideration associated with the Asset Purchase Agreement with Tolerance Therapeutics, Inc. Also disclose the contingent payments in the Raven acquisition. Refer to pages F-26 and F-31.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 74 of the Registration Statement.

Business

Overview, pages 62-63

13. In your discussion of collaboration agreements, we note your various references to “low double digit royalties.” We also note disclosure in this regard on pages 43-44 and 83-85. Please refer to a narrower range of royalties in these instances, such as low teens or low twenties, for example.

September 4, 2013

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 56, 79, 105, 106, 107, 108, F-32, F-33 and F-34 of the Registration Statement to further clarify a narrower royalty range. We note that, in the case where the high end of the disclosed range is “mid teens”, we have maintained the use of “low double digit royalties” as the low end of the range, as we respectfully believe that the context makes a narrow range clear.

Growth of the Biologics Market, page 68

14. Please clarify why it is more challenging to create and develop biosimilars to antibodies as opposed to other biologic products.

Response: In response to the Staff’s comment the Company has revised the disclosure on page 85 of the Registration Statement to delete the reference to it being more challenging to create and develop biosimilars to antibodies as opposed to other biologic products.

Product Candidate Pipeline, page 72

15. Please expand your disclosure to indicate whether investigational new drug (IND) applications were filed for the following product candidates:

Margetuximab for the treatment of breast cancer;

Margetuximab for the treatment of solid tumors; and

MGA271 for the treatment of solid tumors.

If INDs for these product candidates and corresponding indications have been filed, please additionally disclose the identity of the filers and the dates the applications were filed. Alternately, where no IND has been filed, please explain why.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 92, 93 and 97 of the Registration Statement.

Clinical Development of MGA271, page 79

16. We note your reference to companion diagnostics that you plan to develop for Phase 2/3 trials of MGA271. Please expand on the exact role that companion diagnostics will play for the product candidate. Please clarify what patient population the diagnostic will identify and whether such a diagnostic will be necessary for successful completion of

September 4, 2013

clinical trials. In addition, please disclose the identity of the collaborator, the terms of any related agreement, and file any such agreement as an exhibit to your registration statement. Alternately, if you are not substantially dependent on any such agreement, please advise us as to the basis of your conclusions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 98 of the Registration Statement.

17. Please identify any other product candidates for which the company intends to pursue development of a companion diagnostic. For each such companion diagnostic, please clarify what patient population the diagnostic will identify, whether the diagnostic will be necessary for successful completion of clinical trials, the identity of any collaborator, and the terms of any related agreement. Please file the agreements as exhibits to your registration statement or, if you are not substantially dependent on any such agreement, please advise us as to the basis of your conclusions.

Response: At this time, the Company does not have plans to pursue development of companion diagnostics, other than for MGA271, as it is not currently clear whether other immunohistochemistry-based companion diagnostics will be required for other products in the Company’s pipeline. For example, with respect to margetuximab, the FDA has indicated that a companion diagnostic may not be required for patients who have progressed following another anti-HER2 treatment (for which HER2 testing is required) and is to be treated with margetuximab and no substantive discussions have been undertaken with the manufacturer of the single FDA-approved companion diagnostic for HER2 testing of gastroesophageal cancer specimens.

Teplizumab: Fc-Modified Antibody for Type 1 Diabetes, page 82

18. Please expand the discussion of Teplizumab and the related Phase 3 clinical trials. Specifically, please define the endpoint of “a composite of HbA1c and insulin usage,” and explain in greater detail how the drug failed to meet that endpoint.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 102 of the Registration Statement.

19. You disclose that you retain worldwide rights to Teplizumab. Please disclose how you were able to reacquire these rights from Eli Lilly and disclose any applicable provision(s) in the terminated collaboration agreement governing such reacquisition. Additionally, please disclose, if applicable, any retained interest in the product that Eli Lilly may potentially hold.

September 4, 2013

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 102 of the Registration Statement.

Servier MGA271 Agreement, pages 83-84

20. Please clarify, if true, that the data package triggering the option will include data from the drug’s Phase 1 trials and so will be presented to Servier after Phase 1 trials have concluded.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 103 of the Registration Statement to reflect that the data package triggering the option will include results from completed expansion cohorts from the Phase 1 clinical trial.

Green Cross, page 88

21. Please disclose the amount of royalties you may receive expressed as a percentage or range within 10%.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 56 and 108 of the Registration Statement to disclose a royalty range.

Collaborations, pages 83-89

22. Please expand the discussions of the term and termination provisions for the listed collaboration agreements to include all material information relating to applicable royalty terms. We view the royalty-term provisions of these agreements as material information to investors to the extent that they impact duration in the commercial phase.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 103, 105, 106, 107 and 108 of the Registration Statement to disclose a the royalty term provisions.

23. We note your disclosure in Note 10 relating to an Asset Purchase Agreement with Tolerance Therapeutics which may require you to make certain milestone and other payments. Please identify this agreement and describe all material terms in the prospectus and file the agreement as an exhibit to your registration statement. Alternately, if this agreement is no longer material, please advise us as to the basis of your conclusion.

September 4, 2013

Response: The Company believes that the Tolerance Therapeutics agreement is no longer material. Under the agreement, if the Company were to commercialize three products that incorporate the intellectual property purchased from Tolerance Therapeutics, the Company would be obligated to pay a maximum of $10.9 million in milestone payments, a maximum of 678,398 common shares attributed to the filing of a biologics license application and first commercial sale of each of product. The Company is also obligated to pay royalties ranging from 1.75% to 4.0% on net sales of the commercialized products. At present, the intellectual property acquired is only incorporated into teplizumab and therefore, the Company could only potentially be obligated to pay one-third of the aggregate milestone payments due under the agreement. Thus, the Company believes that it is unlikely that it will have to pay any milestone payments in the foreseeable future, that any potential milestone payments due in the event the Company commercializes teplizumab would not be material to the Company’s financial position and, therefore, that the Tolerance Therapeutics agreement is not material to the Company.

Intellectual Property, pages 89-90

24. For the intellectual property covering Margetuximab, MGA271, MGD006, MGD010, and the DART Platform, please disclose the following information:

the exact number of issued U.S. patents and pending U.S. patent claims;

the specific type of patent protection relating to each issued or pending patent;

the expiration date of each of the identified material patents and the expected expiration date of each of the identified material patent applications; and

whether each issued or pending patent is owned by or licensed to the company.

As to any licensed material intellectual property related to your product candidates or proprietary technology, indicate from whom such property was licensed and describe the material terms of the license agreement and the duration of the license including any conditions that must be satisfied in order to maintain the license. Please file all such license agreements as exhibits to your registration statement. Alternatively, provide us with your analysis as to why you are not substantially dependent upon any such licenses.

September 4, 2013

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 110 and 111. Further, the Company advises that it licenses certain intellectual property from Lonza Group Ltd. (“Lonza”) for manufacturing technology used in the manufacture of margetuximab and MGA271. The Company does not believe that this license is material. Lonza is a leading supplier of chemical and biological active pharmaceutical ingredients to the pharmaceutical, healthcare, and life science industries. Lonza licenses its technologies on a non-exclusive basis to numerous customers worldwide. Accordingly, the Company believes that the risk of losing this license is remote. Moreover, the Company has not yet commercialized either of these two product candidates and the Lonza manufacturing technology could be replaced, if necessary. The Company also notes that Lonza’s patent that relates to the technology used by the Company will expire prior to the time the Company would expect to commercialize either of margetuximab or MGA271.

25. Please include a discussion of any material patents relating to your proprietary Cancer Stem-like Cell Platform technology.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 112 of the Registration Statement.

26. We note your disclosure here and in the risk factor on page 25 stating that third parties hold patent claims to certain amino acid sequences encoding Margetuximab and MGA271. Please expand your disclosure to discuss what steps you are taking, if any, to protect patents you believe have been infringed by third parties.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 109 of the Registration Statement.

Manufacturing, page 92

27. We note that you currently manufacture all of your drug substances in-house. Please clarify whether you obtain any raw materials from suppliers in order to complete such manufacturing, and if so, please expand this section to describe your source of supply and clarify whether the raw materials necessary for manufacturing are available from more than one source.

September 4, 2013

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 113 of the Registration Statement.

FDA Approval Process, pages 94-98

28. As you are currently seeking FDA fast-track designation for Margetuximab, please expand the discussion in this section to describe the fast-track application process and purpose of the designation in this section.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 118 of the Registration Statement.

Orphan Drug, page 98

29. If you do not anticipate that you will be applying for Orphan Drug designation for any of your product candidates, please clarify your disclosure to indicate that fact. If you intend to apply for Orphan Drug designation, please disclose the specific product candidates for which you will seek the designation in your business section.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 120 of the Registration Statement.

Narrative to Summary Compensation Table, pages 106-107

30. We note your disclosure on page 29 stating that you have entered into employment letter agreements with your named executive officers. Please disclose all material terms of these agreements in this section and file these agreements as exhibits to your registration statement.

Response: The Company acknowledges the Staff’s comment and advises that it expects to disclose the material terms of, and file as exhibits, the employment letter agreements in a subsequent amendment.

Principal Stockholders, page 113

31. Please disclose the number and percentage of shares beneficially owned by the principal stockholders prior to the offering in the table on page 113.

September 4, 2013

Response: The Company acknowledges the Staff’s comment and advises that it expects to disclose the number and percentage of shares beneficially owned by the principal stockholders prior to the offering in a subsequent amendment.

32. In footnote 5 to your Principal Stockholders table, please identify the natural person(s) holding sole or shared beneficial ownership of the shares held by CDP.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 139 of the Registration Statement.

Description of Capital Stock, page 117

33. Please disclose the thresholds for voting on matters other than election of directors for holders of your common stock.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 142 and 143 of the Registration Statement.

Shares Eligible for Future Sale

Lock-up Agreements, page 123

34. Once available, please file the form of lock-up agreement as an exhibit to your registration statement.

Response: The Company advises the Staff that the form of lock-up agreement signed by the Company’s directors, officers and stockholders will be filed as an exhibit to the underwriting agreement filed as Exhibit 1.1 to the Registration Statement.

Notes to Consolidated Financial Statements

Revenues, page F-12

35. You state your accounting policy for both the Exclusive Licenses on page F-14 and the Right-to-Develop Agreements on page F-15 prior to the adoption of ASU 2009-13. Please clarify if the statements after your discussion of the ASU relate to your policy before or after the ASU.

September 4, 2013

Response: In response to the Staff’s comment, the Company has included additional disclosures on pages F-15 and F-17 of the Registration Statement.

5. Stockholders’ Equity (Deficit), page F-19

36. You indicate that the conversion ratio is subject to change in the event specified dilutive transactions occur. Please clarify for us, and in your disclosure the nature of these dilutive transactions, and the impact on your accounting, if any.

Response: In response to the Staff’s comment, The Company has updated the disclosure on page F-23 to disclose the specified dilutive events that would adjust the preferred stock conversion ratio. These dilutive events are considered to be the sale of common stock at a per share price less than the applicable preferred stock conversion price. There are no anti-dilution protections for the Series A-2 preferred stock and no adjustment to the Series A-1 preferred stock conversion price will be made if the common stock issuance is at a price per share greater than the conversion price of the Series C preferred stock.

5. Shared-Based Payments

Stock Option Exchange, page F-21

37. Please explain to us why expected volatility decreased from 62% in 2011 to 51% in 2012, and increased to 57% for the three months ended. Provide us the public companies used in your determination of expected volatility, and tell us whether, and if so, why the mix of companies has changed over the periods presented.

Response: The fluctuation in the estimated volatility period over period is a result of the fluctuation in the volatility of the peer companies during the respective periods. The Company periodically reviews the companies used in its calculation of volatility in order to make sure that it is using companies that are in the same industry and at a similar stage of development. In 2011, the Company estimated its volatility based on the volatility of publically traded peer companies. The peer companies utilized were as follows: Genmab A/S, Human Genome Sciences, Inc., ImmunoGen, Inc., Infinity Pharmaceuticals, Inc., Morphosys AG, Regeneron Pharmaceuticals, Inc., Seattle Genetics, Inc. and XOMA, Ltd. The Company selected these companies since most of them had minimal or no product revenue and a similar number of products under development. Additionally, the Company considered the stages of the products in development for the comparable companies and noted that the products were in various

September 4, 2013

stages of development. This was consistent with the status of the Company’s products at the time, which were also in various stages of development. The Company utilized 2011 financial information for the comparable companies below because it was the latest publicly available information at the time of the valuation (dollars in millions).

Company	Revenue 2011	Product revenues 2011	Net income (loss)	Total assets	Market capitalization	No. of marketed products	No. of products under development
Genmab	62.1	62.1	(38.2)	276.6	382	1	2
Human Genome	131.0	104.9	(381.1)	1,408	4,968	1	5
ImmunoGen	19.3	0	(58.3)	217.6	885	1	6
Infinity	92.8	0	(40.0)	124.5	236	0	4
Morphosys	100.8	0	(75.9)	228.4	401	0	10
Regeneron	445.8	44.7	(222.9)	1,324.0	5,027	3	7
Seattle	94.8	43.2	(152.0)	425.2	1,940	1	6
XOMA	58.2	0	(32.7)	78.0	107	0	4
Ablynx	21.9	0	(25.9)	97.2	166.	0	7
Alexion	783.4	783.4	175.3	1,395.0	13,272	2	8

From 2011 to 2012, the Company modified its peer companies to include Ablynx and Alexion Pharmaceuticals, which are involved in the development of biological-based medicines, and removed Human Genome Sciences as they were acquired in mid-2012.

8. Collaboration and License Agreements, page F-26

38. For each agreement discussed in this footnote, please revise your disclosure to describe each substantive milestone and the related contingent consideration. Refer to ASC 605-28-50-2b.

Response: In response to the Staff’s inquiry about our disclosure related to the milestone payments we may earn under our collaboration and license agreements, we believe it will be helpful for you to understand the critical role collaborations play in our business strategy for our proprietary technologies. Part of our business strategy has been to discover and develop unique product candidates to key clinical value inflection points. We have discovered and conducted the early development of several new product candidates, with a view to potentially out-licensing these product candidates to collaborators for further development. As a result of our business strategy, we seek to enter into collaboration agreements which contain milestones generally connected to key

September 4, 2013

development, regulatory, and commercialization events. The related milestone payments would be only one element of the overall economics of our transactions, which are highly negotiated. Disclosure of specific financial terms such as milestone payments would provide potential partners with competitive information about the specific financial terms of our transactions, and the value we place on different components of our technology, thereby making it very difficult, if not impossible, for us to negotiate the best possible financial terms for subsequent transactions.

In addition, in some cases disclosing the specific milestone events and the associated value we and our collaborators place on achieving the event would give our competitors who may be developing similar drugs or technology valuable insight into our development plans and strategy. These competitors can use this information to alter their own development strategies to better compete with us and our collaborators. Further, we do not have access to similar information from biotechnology and pharmaceutical industry companies and thus would be at a significant competitive disadvantage were we to disclose each specific milestone of each individual agreement. In summary, the nature of the information requested is highly confidential and disclosure of the specific negotiated financial terms in our agreements, including potential milestone payments, would cause us substantial competitive harm to the detriment of our shareholders.

The Company respectfully notes that it has provided substantially greater detail regarding each clinical development- and regulatory-based milestone under the Les Laboratoires Servier, Gilead Sciences, Boehringer Ingelheim and Pfizer agreements on pages F-31, F-32, F-33 and F-34 of the Registration Statement. Further, with respect to sales-based milestones, the Company believes that the aggregated milestone disclosure complies in all material respects with the requirements of ASC 605-28-50-2b, given the uncertainty regarding the achievement of each individual sales-based milestone and the size and nature of each individual sales-based milestone in the context of the Company’s anticipated operations at the time. The Company also believes that this level of aggregation properly reflects the fact that while the Company is typically involved with respect to development and regulatory activities, the Company may not necessarily be involved with respect to commercialization and sales activities and therefore makes the Company’s ability to determine the probability of receipt of such commercial milestone payments more difficult, and further differentiates pre-sales activities from sales activities.

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The Company believes that providing a detailed description of each and every sales-based milestone it may potentially earn under the existing agreements would not provide its investors meaningful or material information, and could be confusing and potentially misleading to investors as the Company’s sales-based milestones are highly speculative and contingent. As the Supreme Court noted in its TSC v. Northway decision establishing the standard for materiality in securities disclosures, a standard that requires too much disclosure would cause a company “simply to bury the shareholders in an avalanche of trivial information—a result that is hardly conducive to informed decision making.” 426 U.S. at 448-49 (1976). A long list of such milestones, especially those that may never be achieved, risks creating “information overload.” Further, doing so without a discussion of the related risk factors associated with each of them individually may be misleading to investors, leading them to mistakenly place an unrealistic value on the revenue stream from future milestone payments, as the likelihood of achieving each milestone may vary greatly, and the addition of such additional risk factors creates the potential for additional “information overload.” The Company therefore submits the disclosure in the Registration Statement on sales-based milestones is the appropriate level of disclosure.

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The Company acknowledges that:

it is responsible for the adequacy and accuracy of the disclosures in its filings;

Staff comments or changes to disclosure in response to Staff comments in its filings do not foreclose the Commission from taking any action with respect to the Company’s filings; and

It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (202) 942-5124 or by email at richard.baltz@aporter.com. Thank you for your assistance.

Sincerely,

/s/ Richard E. Baltz

Richard E. Baltz